Your main dashboard to see and access everything


KingPool
Home Page
Create A Pool
Join Pool
Active Pools
Pool Name
Group Name
PTS.
PCT.
PL.
Active Groups
Group Name #1
Group Name #2

Your personal profile – Myspace meets LinkedIn for sports fans


KingPool
Jake Merhige
Favorite Sports Movie: Friday Night Lights
Follow
Message
Pool Accolades
5x Pool Champion
100 Pool Entries This Year
Pool Career Analytics
Career Pool Earnings:
Pool Winnings By Pool Type:
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Your Business Profile – your sports pool "LinkedIn"


KingPool
Jake's Pizzeria
Enter CRM
Business Account: Gold
Follow
Message
Pool Accolades
10 Sports Pools Hosted This Year
$5000 in Sports Pools Promotional Giveaways This Year
Pool Analytics
Career Pool Members:
Pool Popularity By Pool Type:
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Your Business CRM tool to increase lead generation and automate marketing


KingPool
Jake's Pizzeria
Sports Pool CRM
Business Dashboard
Pool Member Database
Back to Profile

INVEST IN **KINGPOOL**

Gamifying Social Networking and Strategic Marketing Through Sports Pools

LEAD INVESTOR

Dakota Chin

I have been a sports pools user for as long as I can remember and I believe there is an incredible opportunity to serve the needs of this community that have not been addressed by the current major players. There is also an extremely exciting opportunity to gain full market share in niche sporting markets that have been ignored by existing sports pools apps. King pools is comprised of a team with the motivation and the know how to bring this exciting and innovative product to life! Knowing Jake for as long as I have both personally and professionally, I feel the utmost confidence in my investment and getting involved quickly was a no brainer decision for me!

Invested $1,000 this round & $1,000 previously

kingpool.app   Alexandria VA

Highlights

1. Proven product team: 50+ startups build, 20+ client exits, 7+ apps built in the sports pool space

2. Proven product team: 16+ years of experience in iOS and Android app dev, Director & CPTO of Whizcamp

3. Proven founder: previous co-founder/COO of autonomous mobility technology startup

4. Proven founder: MBA and M.S. in Entrepreneurship & Innovation, Indiana University

5. Proven founder: 10+ years running sports pools, vast experience on user side of product

6. Proven founder: 6+ years Big Four management consulting, extensive strategy & ops / PM experience

7. Proven market interest: pre-product successful ad campaign metrics - $0.02 CPC, $0.87 CAC

8. Scalability potential: growing market/userbase, diversified revenue models, future-oriented vision

Our Founder



Jake Merhige Founder, CEO

Co-founder and COO experience at autonomous mobility tech startup CADIAT, strategic management consultant at Deloitte & Booz Allen Hamilton, MBA/MS in Entrepreneurship from Indiana University. Lover of sports pools, fandom, and community.

Pitch


Investor
Presentation
KingPool
Your Sports Pool App Destination

KingPool's Vision

Unlike traditional sports betting where the only intent is to beat predatory sportsbooks for financial gain, sports pools can be a fun competitive social activity for friend groups and sports fans and a means to build community through sports.

KingPool sets out to give sports pool lovers the highest quality end-to-end sports pool experience possible and be a catalyst to grow the niche activity into mainstream popularity


Join Now
Featured Matches
Barcelona
Real Madrid
Today 19:00
Everton
Leicester
Today 19:45

Sports Pool User Needs are Significantly Underserved and Pain Points Not Addressed

Users either are stuck between manually managing their sports pools through Excel sheets or using other sports pool apps that don't resonate with user challenges and lack innovative vision

Manual Sports Pool Challenges

Tedious and Difficult Set Up	Sports pool managers must format their Excel sheet, collect buy-ins, set up a communication channel, and find participants themselves
Time Consuming Management	Sports pool managers must remember to send reminders to their pool participants for picks and update their Excel Sheets regularly
Stressful Money Handling	All sports pool buy-ins must be manually collected and personally held for the duration of the sports pool
Risk for Collusion	Since these sports pools are managed by hand, there is the possibility of information and pick leaks which can affect pool outcomes

Current Sports Pool App Challenges

Lack of Customization	Set up configuration options are limited for users and can't cater to every pool group's setting preferences
Lack of Analytics and Insights	Many sports pool apps don't provide advanced management and pool analytics to provide strategic insights to users
Still Need Manual Money Mgmt.	Majority of sports pool apps don't have regulatory permissions or features to automate money management
Not a One-Stop-Shop	Apps today do not include end-to-end sports pool experience features, leading users to still do various work outside of the app

KingPool Recognizes These User Challenges and Will Provide Value at Every Point in the End-to-End Sports Pool Journey

Streamlined and Thorough Sports Pool Set Up

- ✓ Vast pool, member, and notification setting configuration options to build and personalize your pool how you want
- ✓ Automated sports pool startup reminders for returning users and incentives to bring on new users
- ✓ Automated money management to securely collect and payout pool buy-ins*

Easy and Intelligent Sports Pool Management

- ✓ Automated reminders to make your pool picks on time
- ✓ Advanced pool analytics, dashboards, and reporting for users to make intelligent pool picks
- ✓ In-app group poll features, group chat rooms, automated discussion prompts, and other interactive features to stay connected to your friends and possibly make more

Immersive Sports Experience Features

- ✓ Social sports networking platform to create and upload videos, podcasts, and blogs to share your sports pool content
- ✓ Customizable live sports score and live sports betting line dashboards
- ✓ Personal sports fan profile (LinkedIn meets Myspace for sports fans)

Sports Betting and Pools Market Overview

Online Sports Betting is Obviously a Rapidly Growing and Profitable Industry:

- *The US online gambling market is expected to realize a 15% CAGR between 2020 and 2025, at which point it's projected that 75% of all US sports betting revenues will come from bets placed online*
- *The online gambling market is expected to be $20 billion by 2025, $40 billion by 2030, and its long-term potential is valued at $60 billion*
- *DraftKings' LTV / CAC ratio is $2,500 to $371*

Sports Pools are Also Becoming More Popular:

- *About 13 million Americans plan to take part in casual betting like a workplace 'boxes' pool*
- *28 million bet casually with friends or as part of a Superbowl pool or squares contest (up 50% from 2022).*

Competitor Analysis

KingPool is positioned to be the most feature-rich, stand out end-to-end sports pool application dedicated to serving the entirety of the sports pool experience

Sports Pool Service	Specific Focus on Sports Pools	Private Sports Pools	Large Sports Pool Type Offering	Custom Pool Configuration Options	Advanced Pool Management Features	Automated Money Management	Live Sports Content	Fundraising Capabilities	Social Sports Networking
KingPool	✓	✓	✓	✓	✓	✓	✓	✓	✓
DraftKings, FanDuel, BetMGM	✗	✗	✗	✗	✗	✓	✓	✗	✗
ESPN, CBS Sports	✓	✓	✗	✗	✗	✗	✓	✗	✗
RunYourPool, PoolHost	✓	✓	✓	✓	✓	✗	✗	✗	✗
None – Manual Pool	✓	✓	✓	✓	✗	✗	✗	✓	✗

App Overview – Featured Pages

Your main dashboard to see and access everything in one place

Your personal profile – Myspace meets LinkedIn for sports fans

Your "Locker Room" – enabling and democratizing sports content creation and community

Your pool dashboard to make picks, configure settings, analyze metrics, and more

Your "Sharp Station" – keeping you updated with live sport scores and betting lines


KingPool
Main Menu
Active Pools
NFL
Test Survivor Pool
KingPool
KingPool
Locker Room
Watch, Upload, Read Your Favorite Sports Content
KingPool
NFL Test Survivor Pool
Invite Members
Pool Chat
Pool Info
KingPool
Sharp Station
Live Scores:


CBB
Test March Madness Pool
Featured Pools
PGA
Test Masters Pool
MLB
Test Weekly Baseball Lineup Pool Challenge
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Jake Merhige
Follow
Message
Pool Accolades
5x Pool Champion
100 Pool Entries This Year
Pool Career Analytics
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FULL INTERVIEW
UPLOAD
ENTER MANAGER PORTAL
ENTER PICK PORTAL
Pool Dashboard
Pool Rules
Pool rules, parameters, etc.
Live Sports Lines:
SEAHAWKS -5 50 -230
EAGLES +200

Business Model Overview

KingPool business models and revenue streams will increase and diversify as the business matures, user base grows, regulatory space lightens, and technological capabilities advance

1 → 2 → 3

1. Freemium Subscription

Description: KingPool will offer a premium package to users offering unlimited pool entries, advanced features, no ads, etc.
Target Timeframe: Immediate
Details: $5/month per user

Pay Per Entry

Description: After 5 free entries, KingPool will charge users for each pool entry
Target Timeframe: Immediate
Details: $1/entry per user

2. Ads Space Sales

Description: KingPool will sell ad space on its app based on app visits and page views
Target Timeframe: ~5mil monthly page views (~30k users)
Details: ~$2.80 CPM

Enterprise SaaS Sales

Description: KingPool will sell custom sports pool services to companies and businesses for their employees (office pools)
Target Timeframe: ~Year two (2) / when KingPool builds enough credibility as a consumer product first
Details: Custom service quotes (~avg. $5k-$10k/sale)

3. Pool Money Management Fee

Description: KingPool will manage pool buy-ins and payouts for groups, and then collect a fee for that feature service
Target Timeframe: Upon sportsbook licensing/legalization
Details: 5% fee

Commercial Traction

KingPool conducted a promising social media ad campaign to gauge if KingPool's product and value propositions resonated with potential users and to extrapolate ad campaign investment forecasts

Ad Campaign Metrics

- $0.02 CPC (cost/click)
- 2.3% conversion rate
- 14% CTR (click through rate)
- $0.87 CAC (customer acquisition cost)

↓


KingPool
Sponsored
The NFL Superbowl is right around the corner. No more using a word doc or online template to set up and run your Superbowl Box Pool by hand.
KingPool lets you customize your pool setup how you want, automates money management, provides real-time updates, and more. You can upgrade how you run your Superbowl Box Pool


RUNNING YOUR
SUPERBOWL BOX POOL BY HAND

$10,000 Ad Investment
=
<u>11,494 pool manager sign ups</u>

and make your life easier. Check out KingPool to set up your pool and learn more!


USING KINGPOOL TO
RUN YOUR SUPERBOWL BOX POOL

Financials

KingPool can extrapolate potential user forecasts based on Ad Campaign experiment data, to then estimate revenue generation from selected streams

KingPool is positioned to breakeven almost immediately. When the user base grows large enough, KingPool can begin Enterprise SaaS sales, Ad Space Sales, and begin targeting state sportsbook license acquisitions for pool money management services

Primary Initial Revenue Streams:
- ✓ Freemium Subscription
- ✓ Pay Per Entry

Future Revenue Streams (~2-3 years):
- ➢ Enterprise SaaS Sales
- ➢ Ad Space Sales
- ➢ Pool Money Management Fees

Freemium Projections Example:
- Projected Users from $10k of Ads: 34,483
- Sub Cost (monthly): $5
- Freemium Conversion Rate: 5%
- Annual Freemium Revenue: <u>$103,449</u>


Revenue
Total Expenses
Net Profit
$6,000,000
$4,000,000
$2,000,000
$0
-$2,000,000
Year 1 (Beta)
Year 2
Year 3

	Year 1 (Beta)	Year 2	Year 3
Expenses			
Product Dev	$40,000	$200,000	$300,000
Labor (Internal)	$0	$300,000	$500,000
Marketing	$30,000	$50,000	$100,000
Total Expenses	$70,000	$550,000	$900,000
Revenue	$0	$1,620,690	$5,003,448
Net Profit	-$70,000	$1,070,690	$4,103,448

**financial projections only inclusive of Freemium and Ad Space (included year 3) revenue streams (not Pool Management fees or SaaS sales)*

Forward-looking financials are projections and not guaranteed.

KingPool Roadmap

KingPool targets immediate rolling pre-seed funding of $20,000 → $50,000 to build beta app with three target starting sports pools, to gather consumer feedback and build commercial traction to validate and raise seed funding to build, launch, and scale a full production sports pool app

Milestones

Build and Launch Starter Beta App (Month 0)
- Build NFL Survivor, March Madness, PGA Pool Betas with app dev team
- Gather user feedback and analyze future demand and projections
- Develop KingPool branding and marketing
- Build future pool wireframes and strategy

Raise Seed Funding (Month 9)
- Scope needs and estimates to fully operationalize and launch
- Raise funding for full prod app

Build and Launch Full Prod Apps (Month 12)
- Build full prod app with multiple pool offerings with app dev team
- Launch marketing initiatives
- Build team as needed (sales, marketing, product, regulatory, support, etc.)
- Build initial pipeline for SaaS sales and B2B engagements

Raise Series A & Scale (Month 24)
- Scope needs and estimates to scale at speed
- Raise funding to scale app and business

Activities

Forward-looking financials are projections and not guaranteed.

Founder and Early-Stage Team Plans

Jake Merhige will lead KingPool as its solo founder and CEO, and build a team around him to address the technical and operational needs to develop and scale a successful app



Jake Merhige
Founder, CEO

- 5+ years strategy and management consulting experience, with focus on program and product management, organizational transformation, IT/digital strategy, and business process optimization (Deloitte, Booz Allen Hamilton)
- SaaS sales leader of food & bev. tech startup, PlateRate, leading client acquisition, product integration, and sales strategy efforts
- Co-founder and COO of CADIAT, an autonomous mobility robotics technology startup
- MBA + M.S. Entrepreneurship & Disruptive Innovation – Indiana University; B.A. Intelligence Analysis – James Madison University



Jagdip Singh
Product Lead

- 16+ years of experience in iOS and Android application development, specializing in developing apps with iOS/Android SDK using Objective-C, Swift & Java/Kotlin as coding language
- Director & CPTO of Whizcamp, an IT and web & mobile app development company that provides digital transformation and product development services to startups and enterprises
- 50+ startups build, 20+ client exits, 150+ live website count, 7+ applications specifically built in the sports pool space

Other Early-Stage Team Roles to be Built Out:

Sales & Marketing: Marketing team to lead various technical marketing/growth areas (social media, graphic design, SEO, etc.); Sales team to lead eventual Enterprise SaaS sales efforts
Finance: CFO/financial team to lead internal financial management and advisory efforts
Legal/Compliance: Legal team/advisor to lead eventual sportsbook regulatory space efforts

Thank You!

Jake Merhige, Founder
KingPool
merhigejake@gmail.com

Appendix

Go-To-Market

KingPool will initially focus on aligning developing product offerings and big marketing pushes around major sporting events to capitalize on seasonal sports pool interest spikes

Growth Strategies

- Marketing Strategies:
  - Digital Ad Campaigns
  - Influencer Marketing
  - Affiliate Marketing
- User Acquisition Tactics:
  - 1-month free premium package
  - Referral bonuses
  - "Submit Your Pool Idea"
  - "Creator Fund"

NOW

Popular Seasonal Pool Types

- ✓ Survivor Pools (NFL Survivor)
- ✓ Squares (Superbowl)
- ✓ Playoff Precision (March Madness)
- ✓ PGA Championships (Masters)

LATER

Daily Pool Types

- ✓ Pick'em Pools
- ✓ Fantasy Lineup Pools
- ✓ Player Prop Pools

Sportsbook Regulatory Environment

KingPool will pursue sportsbook licensing in order to integrate automated money management features into the app

Regulatory Environment News / Info:

- Over half of the United States have legalized mobile sports betting, with more states filing for legislation each year
- The pent-up demand for legal sports betting in the United States became evident quickly after the Supreme Court struck down the federal ban on single-game wagering in 2018.
- Nearly three years later, nearly 80% of US states have either legalized sports wagering or introduced legislation to do so.
- Many states are taking full advantage of the opportunity by approving mobile sportsbook apps and statewide betting. Others are choosing the more limited route of in-person wagering at sportsbooks.
- In the aftermath of the COVID-19 pandemic, more states chose to examine legalizing sports betting as a way to offset budget losses.


U.S. Sports Betting: Mobile
RI
NJ
MD
CT
DC
Live, Legal (23 states + DC)
Legal - Not Operational (3 states)
Active or Pre-Filed Legislation/Ballot (10 states)
No Legislation in 2023 (14 states)
Dead Legislation in 2023 (0 state)
Legal landscape as of February 6, 2023

Sources

- https://wearerockwater.com/2021-predictions-sportsbook-content-strategy/
- https://www.legalsportsreport.com/52828/analysis-us-sports-betting-sticky/
- https://www.bloomberg.com/news/articles/2023-02-09/fanduel-draftkings-won-t-stop-office-super-bowl-betting-pools
- https://www.americangaming.org/resources/super-bowl-lvii-wagering-estimates/
- https://www.nytimes.com/2023/02/10/sports/football/super-bowl-betting.html